Exhibit (d)(3)(ii)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING VARIABLE PRODUCTS TRUST

OPERATING EXPENSE LIMITS

Name of Funds*	Maximum Operating Expense Limit (as a percentage of average net assets)
	Adviser Class	Class I	Class S	Class S2
ING International Value Portfolio Initial Term Expires May 1, 2006 Initial Term for Class S2 Expires May 1, 2010	1.50%	1.00%	1.20%	1.40%

ING MidCap Opportunities Portfolio Initial Term Expires May 1, 2006 Initial Term for Class S2 Expires May 1, 2010	1.40%	0.90%	1.10%	1.30%

ING SmallCap Opportunities Portfolio Term Expires May 1, 2010	1.42%	0.92%	1.17%	1.32%

/s/ HE
HE

Effective Date: November 30, 2009

*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.